UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the Fiscal Year Ended December 31, 2003


                                       OR


                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         Commission File Number 1-16169


                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                            (Full title of the Plan)



                               EXELON CORPORATION
                          (a Pennsylvania Corporation)
                      10 South Dearborn Street - 37th Floor
                                 P.O. Box 805379
                          Chicago, Illinois 60680-5379
                                 (312) 394-7398


             (Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices)



                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    ----------------------------------------

                               INDEX TO FORM 11-K
                               ------------------

                                                                                        Page No.
                                                                                        ---------

Report Of Independent Registered Public Accounting Firm                                     1


Financial Statements:

     Statements of Net Assets Available for Benefits
         as of December 31, 2003 and 2002                                                   2


     Statement of Changes in Net Assets Available for Benefits
         for the Year Ended December 31, 2003                                               3


Notes to Financial Statements                                                               4

Supplemental Schedules:

     Schedule of Assets (Held at End of Year) as of
        December 31, 2003, Schedule H, Part IV, Item 4i of Form 5500                       14


      Note: All other schedules of additional information required by the Department of Labor's Rules and Regulations for Reporting and
               Disclosure under ERISA have been omitted because they are not applicable.


Exhibit Index                                                                              16

Signatures                                                                                 17

Exhibits                                                                                   18


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            --------------------------------------------------------

To the Exelon Corporation
   Employee Savings Plan Committee

We have audited the accompanying statements of net assets available for benefits of the Exelon Corporation Employee Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Exelon Corporation Employee Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                          WASHINGTON, PITTMAN & McKEEVER, LLC
Chicago, Illinois
June 11, 2004


                                     EXELON CORPORATION EMPLOYEE SAVINGS PLAN

                                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                         AS OF DECEMBER 31, 2003 AND 2002

                                                                            2003                           2002
                                                                  -----------------------       --------------------------
ASSETS

INVESTMENTS
   Investments at Current Value:
          Exelon Corporation Common Stock                          $         143,161,613         $            119,920,775
          Registered Investment Companies                                  1,521,547,024                    1,110,218,146
          Collective Investment Trust Funds                                  699,958,457                      551,281,035
          Participant Loans                                                   60,979,282                       60,712,146
                                                                  -----------------------       --------------------------
                                                                           2,425,646,376                    1,842,132,102
          Investment Contracts at Contract Value                              23,071,802                       97,216,780
                                                                  -----------------------       --------------------------
                           Total Investments                               2,448,718,178                    1,939,348,882
                                                                  -----------------------       --------------------------


CASH                                                                           1,423,621                        3,057,853

RECEIVABLES:
     Accrued Dividends and Interest                                                  695                            2,192
     Accrued Contributions                                                     3,107,551                                -
     Other Receivables                                                         1,299,881                          210,731
                                                                  -----------------------       --------------------------
                           Total Receivables                                   4,408,127                          212,923
                                                                  -----------------------       --------------------------

          TOTAL ASSETS                                                     2,454,549,926                    1,942,619,658
                                                                  -----------------------       --------------------------

LIABILITIES

     Due to Broker for Securities Purchased                                            -                          790,862
     Accrued Administrative Expenses and Other
          Liabilities                                                          1,166,059                          594,014
                                                                  -----------------------       --------------------------
          TOTAL LIABILITIES                                                    1,166,059                        1,384,876
                                                                  -----------------------       --------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                  $       2,453,383,867         $          1,941,234,782
                                                                  =======================       ==========================



The accompanying Notes are an integral part of the Financial Statements.







                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2003


                                                                                            2003
                                                                                     -------------------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:

INVESTMENT INCOME:
     Dividends on Exelon Corporation Common Stock                                    $        4,482,709
     Income from Registered Investment Companies and
          Collective Investment Trust Funds                                                  35,791,902
     Income from Participant Loans                                                            4,244,591
     Net Appreciation of Investments                                                        436,145,345
                                                                                     -------------------

     Total Investment Income                                                                480,664,547
                                                                                     -------------------


CONTRIBUTIONS:
     Participants                                                                           104,313,639
     Employers                                                                               56,510,411
     Rollovers                                                                                4,941,961
                                                                                     -------------------

     Total Contributions                                                                    165,766,011
                                                                                     -------------------

             TOTAL ADDITIONS                                                                646,430,558
                                                                                     -------------------


DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:

WITHDRAWALS BY PARTICIPANTS                                                                 128,735,825
DIVIDEND DISTRIBUTIONS                                                                        4,482,686
ADMINISTRATIVE EXPENSES                                                                       1,057,091
                                                                                     -------------------

             TOTAL DEDUCTIONS                                                               134,275,602
                                                                                     -------------------

NET INCREASE BEFORE TRANSFERS                                                               512,154,956
NET ASSETS TRANSFERRED FROM OTHER PLANS                                                          13,045
NET ASSETS TRANSFERRED TO OTHER PLANS                                                           (18,916)
                                                                                     -------------------
NET INCREASE AFTER TRANSFERS                                                                512,149,085

NET ASSETS AVAILABLE FOR BENEFITS:

             BEGINNING OF YEAR                                                            1,941,234,782
                                                                                     -------------------

             END OF YEAR                                                             $    2,453,383,867
                                                                                     ===================





The accompanying Notes are an integral part of the Financial Statements.




                                        3


                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1) Description of Plan. The following description of the Exelon Corporation Employee Savings Plan (the "Plan") is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.

              a. General. The Plan was established by Commonwealth Edison Company, effective March 1, 1983, to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. On March 30, 2001 the Commonwealth Edison Employee Savings and Investment Plan was combined with the PECO Energy Company Employee Savings Plan to become the Exelon Corporation Employee Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Internal Revenue Code of 1986, as amended (the "Code").

              The Plan provides that any regular employee of Exelon Corporation (the "Corporation") and any other affiliated company that adopts the Plan (the "Companies") with the consent of the Corporation is eligible to elect to participate in the Plan. There were 25,805 and 23,872 participants in the Plan at December 31, 2003 and 2002, respectively.

              The Corporation is the sponsor and administrator of the Plan ("Plan Administrator") and has the sole authority to appoint and remove members of the plan committee, the trustee, and any investment manager which may be provided for under the Exelon Corporation Employee Savings Plan trust (the "Trust'). The plan committee has the responsibility for day-to-day administration of the Plan. Fidelity Management Trust Company is the Plan trustee ("Trustee") and Fidelity Investments Institutional Operations Company, Inc. is the Plan recordkeeper.

              b. Contributions. The Plan permits salaried and non-union hourly employees to contribute between 1% and 20% of their normal base pay each pay period on a pre-tax basis, an after-tax basis or a combination of the two. For Exelon subsidiaries that have adopted the Plan on behalf of their salaried and non-union hourly employees, the Companies match contributions at a rate of 100% of the first 5% of contributions (whether pre-tax or after-tax).

              The Plan permits union-represented employees to contribute between 1% and 15% of the sum of their normal base pay plus certain overtime on a pre-tax basis and between 1% and 10% on an after-tax basis. Although the Plan permits contributions of up to 15% of base pay on a pre-tax basis and up to 10% of base pay on an after-tax basis, the combined maximum employee contributions may not exceed 20%. For subsidiaries of the Corporation that have adopted the Plan on behalf of their union employees, the Companies match contributions at a rate of 100% of the first 2% contributed, 84% of the following 1% contributed, 83% of the following 2% contributed, and 25% of the following 1% contributed.

              Effective August 1, 2002, during any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions, called "catch-up" contributions to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual Internal Revenue Service ("IRS") limit on that type of contribution or be contributing at the maximum base pay level.

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN

              c. Investment Options. The Plan investments are fully participant directed. The investment options provided under the Plan are described as follows:

              The Exelon Corporation Stock Fund seeks to increase the value of each account over the long term by investing in Exelon Corporation common stock and short-term investments. The amount of the short-term investments is based upon a target established by the plan sponsor, but the actual amount of short-term investments on any given business day will vary with the amount of cash awaiting investment and participant activity of the fund (contributions, redemptions, exchanges and withdrawals).

              The UBS Diversified Fund - Class A is a global balanced asset allocation collective fund. The fund is a broadly diversified portfolio of stocks, bonds, real estate and private market investments in the United States and a broad range of other countries, including a small allocation in emerging markets. The fund is invested in the Multi-Asset Portfolio offered through UBS Global Asset Management Trust Company and UBS Global Asset Management. The fund is actively managed within an asset allocation framework that encompasses the full range of market, currency and security exposures within the world capital markets.

              The Managed Income Fund is a fund that is a combination of Fidelity's Managed Income Portfolio II ("MIP II") and investment contracts previously purchased by the Plan. The MIP II is managed by the Trustee. The MIP II invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A small portion of MIP II is invested in a money market fund to provide daily liquidity. Other investment contracts ("wrap contracts") are purchased in conjunction with an investment in MIP II in fixed income securities, which may include United States treasury bonds, corporate bonds, mortgage-backed securities and bond funds.

              The Fidelity Magellan Fund is a mutual fund invested primarily in a diversified portfolio of common and preferred stocks of all types of domestic and foreign companies.

              The Fidelity Growth Company Fund is a mutual fund invested primarily in common stock of companies with earnings or gross sales that indicate the possibility for above-average growth. These may be companies of any size and may include newly established companies and less well-known companies in emerging areas of the economy.

              The Fidelity Low-Priced Stock Fund is a growth mutual fund. It seeks capital appreciation and invests mainly in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor. Generally, "low-priced" is considered $35 or less at time of purchase. These often are stocks of smaller, less well-known companies. This fund has a redemption fee of 1.5% on shares held less than 90 days.

              The Fidelity Dividend Growth Fund is a growth mutual fund which seeks capital growth. This fund looks for growth opportunities in companies that have the potential for increasing their dividends or for commencing dividend payouts, if none are currently paid. This fund invests mainly in common and preferred stocks and securities convertible into common stocks.

              The Fidelity Freedom Funds are asset allocation funds that invest in a collection of

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN other Fidelity mutual funds. Each Freedom Fund invests in a combination of underlying Fidelity stock, bond and money market mutual funds. The allocation strategy among the underlying stock, bond and money market mutual funds contained in each Freedom Fund with a target retirement date is based on the number of years until a participant's retirement. For the funds with a target retirement date, the mix of underlying funds will gradually become more conservative over time.

              The Fidelity Freedom Income Fund seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement. It invests approximately 20% in Fidelity stock mutual funds, approximately 40% in Fidelity bond mutual funds and approximately 40% in Fidelity money market mutual funds.

              The Fidelity Freedom 2000 Fund seeks high total returns for those who retired around 2000. It initially invests approximately 23% in Fidelity stock mutual funds, approximately 40% in Fidelity bond mutual funds and approximately 37% in Fidelity money market mutual funds.

              The Fidelity Freedom 2010 Fund seeks high total returns for those planning to retire around 2010. It initially invests approximately 45% in Fidelity stock mutual funds, approximately 45% in Fidelity bond mutual funds and approximately 10% in Fidelity money market mutual funds.

              The Fidelity Freedom 2020 Fund seeks high total returns for those planning to retire around 2020. It initially invests approximately 70% in Fidelity stock mutual funds and approximately 30% in Fidelity bond mutual funds.

              The Fidelity Freedom 2030 Fund seeks high total returns for those planning to retire around 2030. It initially invests approximately 82% in Fidelity stock mutual funds and approximately 18% in Fidelity bond mutual funds.

              The Fidelity Freedom 2040 Fund seeks high total returns for those planning to retire around 2040. It initially invests approximately 88% in Fidelity stock mutual funds and approximately 12% in Fidelity bond mutual funds.

              The Fidelity Contrafund is a growth mutual fund that seeks to provide capital appreciation. The fund invests primarily in common stocks of domestic and foreign issuers. The fund invests in securities of companies whose value the manager believes is not fully recognized by the public.

              The Morgan Stanley Institutional Fund, Inc.-International Equity Portfolio-Class A is a growth-oriented mutual fund that invests in stocks of companies domiciled outside the U.S. It tries to increase the value of investments over the long term through growth of capital by investing primarily in equity securities of companies domiciled in developed markets outside of the United States.

              The Franklin Small-Mid Cap Growth Fund - Class A is a growth mutual fund that invests at least 80% of its total assets in the equity securities of U.S. small capitalization companies and in the equity securities of U.S. mid capitalization companies. For this fund, mid-cap companies are those companies with market capitalization values not exceeding $8.5

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN billion and small cap companies are those with market cap values not exceeding:
1) $1.5 billion; or 2) the highest market cap value in the Russell 2000 Index; whichever is greater, at the time of purchase.

              The Legg Mason Value Trust Institutional Class Fund is a large-cap equity mutual fund which uses the value approach to investing. This fund invests in stocks that the advisor believes are undervalued and, therefore offer above-average potential for capital appreciation.

              The PIMCO Total Return Fund (Institutional Class) is an income mutual fund with the goal to provide a high total return that exceeds general bond market indices. The fund invests in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years), investments may also include short- and long-maturity bonds.

              The T. Rowe Price Capital Appreciation Fund is a growth mutual fund that seeks to maximize long-term capital appreciation by investing primarily in equities. The fund invests primarily in common stocks and the fund may hold fixed income and other securities to help preserve principal value in uncertain declining markets. The fund invests primarily in the common stocks of established U.S. companies believed to have above-average potential for capital growth.

              The T. Rowe Price High Yield Fund is an income mutual fund with the goal to provide high current income and, secondarily, capital appreciation. The fund normally invests at least 80% of its total assets in a diversified portfolio of high-yield corporate, or "junk" bonds, income producing convertible securities and preferred stocks. The dollar-weighted average maturity generally is expected to be in the 8 to 12 year range.

              The BGI  Money  Market  I Fund  is a  collective  investment  fund managed by Barclays' Global Investors, N.A. that invests in short-term debt securities with high credit ratings known as money market instruments. These securities are issued by U.S. and foreign corporations, governments, banks and U.S. agencies such as Federal National Mortgage Association and the Student Loan Marketing Association. These investments are considered low risk due to the
financial   strength  of  the  issuers  and  the  short-term   maturity  of  the
investments.

              The BGI Extended Equity Market Fund Class K is a fund managed by Barclays' Global Investors, N.A. that invests in small and mid-sized U.S. stocks. The fund invests in stocks that comprise the BGI Extended Market Index ("Index"). The fund will invest in these types of investments in approximately the same proportion as the Index. The Index is an unmanaged, market capitalization weighted index of approximately 6,500 U.S. equity securities. It includes most of the stocks in the Wilshire 5000 except for those included in the S&P 500.

              The BGI Equity Index Fund Class T is a growth and income commingled fund managed by Barclays' Global Investors, N.A. The fund invests primarily in the broadly diversified common stocks of the 500 companies that make up the S&P 500. The fund holds each stock in the same proportion in which it is represented in the index, which means it is weighted by stock price times shares outstanding. Stocks are selected based on the composition of the index rather than according to subjective opinions about individual

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN companies or industries.

              The BGI EAFE Equity Index Fund Class K is a fund managed by Barclays' Global Investors, N.A, that invests in stocks that comprise the Morgan Stanley Capital International in the EAFE (Europe, Australasia, Far East) Index. The fund will invest in these types of investments in approximately the same proportion as the EAFE Index. The EAFE Index is an unmanaged index representing over 1,000 companies within 20 developed countries.

              BGI U.S. Debt Index Fund Class K is a fund managed by Barclays' Global Investors, N.A that invests in bonds within the U.S. The fund invests in investment-grade securities with maturities of at least one year, including U.S. Treasury and U.S. agency securities, corporate bonds, asset-backed and mortgage-backed securities. The fund will invest in these types of investments in approximately the same proportion as the Lehman Brothers Aggregate Bond Index. This index is a broad unmanaged index that measures the aggregate performance of the U.S. market for investment-grade bonds.

              d. Discontinued Funds. The Franklin Small-Mid Cap Growth Fund Class A Fund was discontinued as of April 30, 2003. The assets were transferred to the various funds described above.

              e. Participant Loans. A participant may, upon application, borrow from the Plan. Only one loan is permitted to a participant in any calendar year (with a maximum of five loans outstanding at any time) and the loan shall not be less than $1,000. The aggregate amount of all outstanding loans may not exceed the lesser of (i) 50% of a participant's vested balance in the Plan or (ii) $50,000 minus the excess of the highest outstanding balance of all loans from the Plan to the participant during the previous 12-month period over the outstanding balance of all loans from the Plan to the participant on the day the loan is made. For a general purpose loan, the maximum period is five years. For a home loan the maximum term is fifteen years and the minimum is five years. The interest rate on all loans is the prime rate for commercial loans plus 1%. No lump-sum or installment distribution from the Plan will be made to a participant who has received a loan, or to a beneficiary of any such participant, until the loan, including interest, has been repaid out of the funds otherwise distributable.

              f. Vesting of Participants' Accounts. A participant's after-tax contributions account, before-tax contributions account, employer matching contributions account and rollover account are fully vested at all times.

              g. Withdrawals by Participants While Employed. A participant may withdraw up to the entire balance of the participant's after-tax contributions account once each calendar year. After making such a withdrawal, the participant must wait six months before making a new election to resume contributions to the Plan. A participant may also withdraw up to an amount equal to the balance in his or her rollover account.

              A participant may make withdrawals from the participant's before-tax contributions, but only if the participant has attained age 59-1/2 or, prior to that age, only in an amount required to alleviate financial hardship as defined in the Code and regulations there under. Financial hardship withdrawals from a before-tax contributions account suspend the participant's right to make contributions to the Plan for six months.

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN

              While any loan to the participant remains outstanding, the amount available for withdrawal shall be the balance in such account less the balance of all outstanding loans.

              h. Distributions upon Termination of Employment. Upon termination of employment, retirement, total disability or death of a participant, distribution of the balances of the participant's after-tax contributions account, before-tax contributions account, rollover account and employer matching contributions account is made to the participant or, in the event of the participant's death, to the participant's designated beneficiary or beneficiaries. Such distribution will be made, as elected by the participant, in the form of either a lump-sum payment or in substantially equal annual installments over a period not exceeding the lesser of 15 years or the life expectancy of the participant or beneficiary, as the case may be. A participant may elect to defer distributions until age 70-1/2. If the value of a participant's account is greater than $5,000, the participant can leave his or her account in the plan. Distributions will be taxed as ordinary income in the year withdrawn and may also be subject to an early withdrawal penalty if taken before age 59 1/2, unless eligible rollover distributions are rolled over to another qualified plan or an Individual Retirement Account ("IRA"). A 20% mandatory federal income tax withholding applies to withdrawals that are eligible for rollover, but which are not directly rolled over to another qualified plan or an IRA.

              i. Administrative Expenses. Administrative expenses for recordkeeping services as well as trustee services, which include custodial, administrative and fiduciary services, and professional fees, are paid out of the Plan assets.

              j. Participant  Accounts.  Each participant's  account is credited with the participant's contribution and allocations of (a) the Companies' contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

              k. Employee Stock Ownership Plan. If a participant invests any portion of his or her account in the Exelon Corporation Stock Fund and is eligible to receive dividend distributions from the Plan, then effective January 1, 2002, the participant is deemed to have elected to have the dividends reinvested in the Exelon Corporation Stock fund. If the participant prefers to receive any such dividends in cash, he or she can so elect by contacting the Plan recordkeeper. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend, and affected participants will receive a IRS Form 1099DIV for the dividends in the year following receipt (Form 1099R if the participant takes a full distribution of his or her Plan account).

(2) Summary of Significant Accounting Policies. The significant accounting policies followed by the Plan are as follows:

              a. General. The Plan follows the accrual method of accounting for recording contributions from participants and employers, income from investments, purchases and sales of investments, and administrative expenses. Benefits are recorded when paid.

              b. Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

              c. Investment Valuation and Income Recognition.  The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gain (loss) on the sale of securities and the unrealized appreciation (depreciation) in the fair value of investments.

              Guaranteed investment contracts are fully benefit responsive and are reported at contract value, which is cost plus accrued interest; for synthetic investment contracts, contract value is equal to the fair value of the collateral plus the benefit responsive wrap value.

              Investments in Exelon Corporation Common Stock are valued at the closing sales price as reported on New York Stock Exchange.

              Short-term investments held by various institutional funds of the UBS Global Asset Management Trust Company are stated at cost which approximates current value. Investments in certain of the various funds that make up the UBS Multi-Asset Portfolio are valued at the latest reported sale price on the valuation date used for securities traded on United States and foreign stock exchanges. Investments valued in foreign currencies are converted into U.S.
dollars based on quoted foreign exchange rates on that date and are valued at the latest quoted bid price or at estimated current value as determined by the fund trustee.

              Investments of registered securities are valued at the last sale price, or if no sale price, at the closing bid price. Short-term securities maturing within sixty days of their purchase date are valued at amortized cost or original cost plus accrued interest, both of which approximate current value.

              Participant loans are valued at cost, which approximates fair value.

              Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


(3) Net Appreciation of Investments. During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year appreciated in value as follows:

                                              2003
                                          ------------

Exelon Corporation Common Stock           $ 35,264,788
Registered Investment Companies            329,039,795
Collective Investment Trust Funds           71,840,762
                                          ------------

                                          $436,145,345
                                          ============

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN

(4) Investments. The current values of the Plan's investments at December 31, 2003 and 2002, which represent 5% or more of the Plan's net assets, are summarized as follows:

                                                    2003               2002
                                                ------------      ------------
Fidelity Managed Income Portfolio II            $300,752,415      $224,024,411
UBS Diversified Fund - Class A                   194,981,484       155,999,960
Exelon Corporation Common Stock                  143,161,613       119,920,775
Fidelity Magellan Fund                           183,297,372       143,155,225
Fidelity Growth Company Fund                     276,686,964       166,097,506
BGI Equity Index T Fund                          142,983,724       112,827,032
Fidelity Dividend Growth Fund                    141,585,850       112,395,883
Legg Mason Value Trust Institutional Class       289,137,889       188,387,040
Fidelity Contrafund                              167,393,817       128,875,927
PIMCO Total Return Fund - Inst. Class *          105,309,204        98,193,027

* - The PIMCO Total Return Fund - Inst. Class asset balance as of December 31, 2003 was less than 5% of the Plan assets, however it is included in this table because the December 31, 2002 balance was greater than 5% of Plan assets as of December 31, 2002.

(5) Investment Contracts. In 2003 and prior years, the Plan entered into several benefit-responsive investment contracts with various insurance companies and other financial institutions. The contract providers maintain the contributions in a general account. Some investment contracts are purchased in conjunction with the investment by the Plan in fixed-income securities. Investment contracts provide for the payment of a specified rate of interest. The account is credited with earnings at the specified rate and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, as reported to the Plan by the contract providers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Plan participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

              There are no reserves against contract value for credit risk of the contract issuer. The weighted average yield for all such contracts were approximately 5.0 percent and 5.9 percent for 2003 and 2002, respectively. The crediting interest rate generally cannot be less than the contract rate. The fair market value of the investment contracts as of December 31, 2003 was $23,603,928 and $97,774,437 as of December 31, 2002.

(6) Investments in Derivative Financial Instruments. The UBS Multi-Asset Portfolio Fund and some of the funds in which it invests participate in various equity index futures contracts and foreign currency contracts. The assets of this fund are invested as follows: 51% equities, 22% bonds, 10% real estate, 11% derivatives and 6% venture capital. A futures contract, is an agreement involving the delivery of a particular asset on a specified future date at an agreed upon price. Risks of entering into futures contracts include the possibility that there may be an illiquid market and that changes in the value of the contracts may not correlate with changes in the value of the underlying securities. Open futures contracts are valued at the settlement price established each day on the exchange on which they are traded. These contracts are marked to market daily with the resulting gain or loss included in the net realized gain or loss from futures contracts.

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN

              A forward foreign exchange contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. Risks associated with such contracts include movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. The contracts are valued at foreign exchange rates and the changes in value of open contracts are recognized as unrealized appreciation/depreciation. The realized gain or loss on forward currency contracts represents the difference between the value of the original contracts and the closing value of such contracts.

              Similarly, some or all of the Fidelity funds, the Morgan Stanley International Equity Portfolio and the BGI EAFE Equity Index Fund-Class K may use (1) foreign currency contracts to facilitate transactions in foreign securities and to manage the fund's currency exposure and (2) futures and options contracts to manage its exposure to the stock and bond markets and to fluctuations in the interest rates and currency values. Such funds also may invest in indexed securities whose values are linked either directly or inversely to changes in foreign currencies, interest rates, commodities, indices, or other underlying instruments.

(7) Risks and Uncertainties. The Plan provides for various investment options in several investment securities and instruments, including common stock of Exelon Corporation. Investment securities are exposed to various risks, such as interest risk, market and credit risks. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. No collateral or other security is required by the Trustee to collateralize these financial statements.

(8) Income Tax Status. The IRS has issued a determination letter that the Plan, as amended and restated December 31, 2003 is a qualified plan under Section 401(a) and 401(k) of the Code, and the Trust established under the Plan, as in effect as of the amendments of December 31, 2003, is tax exempt under Section 501(a) of the Code.

(9) Plan Termination. The Plan may be amended, modified or terminated by the Corporation at any time, subject to certain rights of participants under the Plan. The Plan may also be terminated if the Plan is disqualified by the IRS. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan. The Corporation has no current intentions of terminating the Plan.

(10) Related Party Transactions. Investment options in the Plan include mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan. Also, the Plan holds shares of Exelon Corporation common stock. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONCLUDED)


(11) Subsequent Events. Effective February 25, 2004, the net assets ($95,941,218) of the AmerGen Employee Savings Plan for TMI and Oyster Creek Non-Bargaining Employees and the AmerGen Employee Savings Plan for Clinton Non-Bargaining Employees were merged into the Plan.

A decision has been made by the Plan administrator to discontinue the Fidelity Magellan Fund as a plan option effective December 31, 2004. This decision has been communicated to participants of the Plan.

The IRS issued a determination letter dated June 1, 2004, that the Plan as amended and restated as of December 31, 2003 is a qualified plan under Section 401(a) and 401(k) of the Code, and the Trust established under the Plan, as in effect as of the amendments of December 31, 2003 is tax exempt under Section 501(a) of the Code.



                                        EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                                        ----------------------------------------
                                        SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                        ----------------------------------------
                                                 AS OF DECEMBER 31, 2003
                                        ----------------------------------------
                                        Schedule H, Part IV, Item 4i of Form 5500
                                        -----------------------------------------
                               Employer Identification Number 23-2990190, Plan Number 003
                               ----------------------------------------------------------


        No of Shares or                                                                                         Current
         No. of Units                               Description                              Cost **             Value
    ------------------------  ---------------------------------------------------------  -----------------  -----------------

                                                   COMMON STOCKS
                                                   -------------

  *        5,710,764 shares   Exelon Corporation Common Stock                                                  $ 143,161,613
                                                                                                            -----------------

                                         COLLECTIVE INVESTMENT TRUST FUNDS
                                         ---------------------------------


             138,498 units    UBS Diversified Fund - Class A                                                     194,981,484
           4,379,287 units    BGI Equity Index Fund Class T                                                      142,983,724
             105,247 units    BGI EAFE Equity Index Fund Class K                                                   1,500,825
          46,485,615 shares   BGI Money Market Fund Class I                                                       46,485,615
             196,780 shares   BGI Extended Equity Market Fund Class K                                              5,289,438
             410,776 shares   BGI U.S. Debt Index Fund Class K                                                     7,964,956
  *      300,752,415 units    Fidelity Managed Income Portfolio II                                               300,752,415
                                                                                                            -----------------
                                                                                                                 699,958,457
                                                                                                            -----------------

                                          REGISTERED INVESTMENT COMPANIES
                                          -------------------------------

  *        1,875,357 shares   Fidelity Magellan Fund                                                             183,297,372
  *        3,391,972 shares   Fidelity Contrafund                                                                167,393,817
  *        5,526,003 shares   Fidelity Growth Company Fund                                                       276,686,964
  *        3,087,523 shares   Fidelity Low-Priced Stock Fund                                                     108,001,548
  *        5,186,295 shares   Fidelity Dividend Growth Fund                                                      141,585,850
  *          373,977 shares   Fidelity Freedom Income Fund                                                         4,147,404
  *          485,115 shares   Fidelity Freedom 2000 Fund                                                           5,714,655
  *        1,964,300 shares   Fidelity Freedom 2010 Fund                                                          25,575,193
  *        2,701,490 shares   Fidelity Freedom 2020 Fund                                                          35,173,400
  *        1,413,894 shares   Fidelity Freedom 2030 Fund                                                          18,309,929
  *          342,519 shares   Fidelity Freedom 2040 Fund                                                           2,589,444
           9,832,792 shares   PIMCO Total Return Fund (Institutional Class)                                      105,309,204
           5,047,658 shares   T. Rowe Price Capital Appreciation Fund                                             88,334,007
           2,087,115 shares   T. Rowe Price High Yield Fund                                                       14,735,030
           2,914,760 shares   Morgan Stanley International Fund, Inc.-International Equity Portfolio Class A      55,555,318
           4,598,249 shares   Legg Mason Value Trust  Institutional Class Fund                                   289,137,889
                                                                                                            -----------------
                                                                                                               1,521,547,024
                                                                                                            -----------------

                                                INVESTMENT CONTRACTS
                                                --------------------


                              Chase Manhattan
                                 Synthetic Investment Contracts (Asset Backed)
           2,307,121 units    FannieMae GLBL, 4.69%, Matures 03-15-2004                                            2,307,121


                              Monumental Life Insurance Company
                                 Synthetic Investment Contracts (Asset Backed)
             102,641 units         FHR 1522 HB 5.91%,  Matures 3-15-2004                                             102,641
           3,004,931 units         FUSAM 1998-9 A  5.34%,  Matures 1-20-2004                                       3,004,931

                              Morgan Guaranty
                                 Synthetic Investment Contracts (Asset Backed)
           2,020,882 units     CIT Marine 99-A A3, 5.82, Matures 07-15-2005                                        2,020,882
             284,068 units     FH 1388 H 7.02%, Matures 08-16-2004                                                   284,068
           1,391,642 units     FHR 1587 L 6.68%, Matures 07-15-2004                                                1,391,642
           1,243,221 units     FH 1601 PH 5.48%, Matures 01-18-2005                                                1,243,221






                                       EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                                       ----------------------------------------
                                       SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                       ----------------------------------------
                                               AS OF DECEMBER 31, 2003
                                               -----------------------
                                      Schedule H, Part IV, Item 4i of Form 5500
                                      -----------------------------------------
                              Employer Identification Number 23-2990190, Plan Number 003
                              ----------------------------------------------------------




    No of Shares or                                                                                       Current
      No. of Units                              Description                             Cost **            Value
------------------------- --------------------------------------------------------  ----------------  -----------------


                          Rabo Bank
                             Synthetic Investment Contracts (Asset Backed)
        2,299,562 units   FH 1798 A 5.67%, Matures 06-15-2007                                                2,299,562


                          UBS AG
                              Synthetic Investment Contracts (Asset Backed)
        4,030,693 units       MBNAM 97-1 (A), 5.82%, Matures 08-16-2004                                      4,030,693

                             Westdeutsche Landesbank
                              Synthetic Investment Contract (Asset Backed)
        4,009,615 units        American Express 99-1 A, 5.72%, Matures 04-15-2004                            4,009,615
        2,377,426 units        MSC 1999-CAM1 A2 7.06%, Matures 11-17-2008                                    2,377,426


                                                                                                      -----------------
                                                                                                            23,071,802
                                                                                                      -----------------

                                                   LOANS

                          Participant Loans  (5.25% - 10.50%)                                               60,979,282
                                                                                                      -----------------

                          Total Investments                                                            $ 2,448,718,178
                                                                                                      =================

* A party-in-interest to the Plan.

**  Cost has been omitted as investments are participant directed


                                  EXHIBIT INDEX
                                  -------------


Exhibit filed with Form 11-K for the year ended December 31, 2003:


Exhibit Number                         Description of Exhibit
--------------         --------------------------------------------------------
     23                Consent of Independent Registered Public Accounting Firm

                                   SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                  Exelon Corporation Employee
Date:   June 28, 2004                             Savings Plan



                                                  /s/ S. Gary Snodgrass
                                                  ------------------------------
                                                  S. Gary Snodgrass
                                                  Chairman, Plan Committee